Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS
THIRD QUARTER 2010 FINANCIAL RESULTS

Revenue in Q3 2010 increased 3.7% year-over-year to a record NIS 3.03 billion

Net profit attributable to shareholders in Q3 2010 of NIS 588 million

EBITDA in Q3 2010 increased 7.5% year-over-year to NIS 1.33 billion, for a consolidated EBITDA margin of 43.8%

Free cash flow increased 27.5% year-over-year to NIS 838 million

Tel Aviv, Israel – November 2, 2010 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced today its financial results for the third quarter of 2010 and the nine months ended September 30, 2010. Details regarding the investor conference call and webcast to be held today are included later in this press release.1

Bezeq Group’s Q3 2010 Financial Highlights (compared to Q3 2009):

▪	Revenues: NIS 3.03 billion, an increase of 3.7%.

▪	Operating profit: NIS 979 million, an increase of 11.9%.

▪	EBITDA: NIS 1.33 billion, an increase of 7.5%.

▪	EBITDA margin: 43.8% of revenues, as compared to 42.3%.

▪	Net profit attributable to shareholders: NIS 588 million, in line with the year ago period when excluding a one-time gain of NIS 1.5 billion related to the deconsolidation of yes in Q3 2009.

▪	Earnings per diluted share: NIS 0.22, in line with the year ago period when excluding the impact of the one-time gain from the deconsolidation of yes in Q3 2009.

▪	Free cash flow:2 NIS 838 million, an increase of 27.5%.

▪	Net debt-to-EBITDA: 0.91, as compared to 0.61.

1 Unless otherwise stated, all consolidated profit and loss and cash flow figures in this press release are adjusted to reflect the deconsolidation of yes as of January 1, 2008, except for the consolidated balance sheet and statements of cash flow tables at the back of this press release.

2 Free cash flow is defined as cash flows from operating activities, plus dividends received, minus net capex payments.

Bezeq Q3 2010 Earnings Release

Press Release

Segment Q3 2010 Highlights (compared to Q3 2009 where relevant):

▪	Bezeq Fixed-Line:

o	Bezeq’s advanced fiber-to-the-cabinet NGN rollout on track to reach over 50% of Israeli households by year-end.

o	Broadband Internet ARPU increased 9.7% to a record NIS 79, as subscribers upgrade to higher access bandwidths.

o
Fixed-Line revenues of NIS 1.32 billion declined only 1.5% year-over-year, but when excluding the impact of mobile interconnect fees, the growth in broadband Internet, data and transmission services almost completely offset the anticipated decline in revenues from traditional telephony.

o
EBITDA increased 7.7% to NIS 727 million, as efficiency measures, combined with increased gains from real estate and copper disposals, delivered improved profitability. EBITDA margin reached 55.0% (50.3% in Q3 2009).

o	Quarterly operating cash flow grew 30.0% to NIS 684 million, primarily due to working capital timing differences.

▪	Pelephone:
o
The ongoing transition of subscribers to Pelephone’s new HSPA network and advanced smartphone handsets are generating higher value customer relationships which helped drive year-over-year improvements in Pelephone’s operating profit, net profit, EBITDA as well as operating and free cash flow.

o	Pelephone’s revenue set a record NIS 1.44 billion, up 5.1%, driven by increased usage of data, value-added services (VAS), content, and roaming services.
o	EBITDA increased 7.2% to NIS 505 million for an EBITDA margin of 35.0% (34.3% in Q3 2009).
o	ARPU increased 0.7% year-over-year to NIS 137. Data, VAS, and content, as a percentage of cellular service revenue, hit a record 24.5%, versus 20.0% for Q3 2009.
o	Active subscribers totaled 2.83 million as of September 30, 2010, an increase of 3.8% year-over-year (104,000 net subscriber additions) and up 0.6% sequentially (18,000 net subscriber additions).
o	Pelephone's quarter-end subscriber base included approximately 1.16 million HSPA subscribers, representing approximately 41% of Pelephone's total subscribers.
o	Q3 2010 results were negatively affected by a NIS 75 million one-time charge related to royalties claimed by the State of Israel for the period January 1994 through February 1996.

Bezeq Q3 2010 Earnings Release

Press Release

▪	Bezeq International:
o
Israel's leading supplier of broadband ISP services delivered revenues of NIS 347 million, up 4.5%, driven by higher revenues from broadband ISP and Information & Communications Technologies (ICT) services, as well as a one-off increase in hubbing revenues.

o	Operating and net profit registered increases of 4.8% and 5.4% to NIS 70 million and NIS 53 million, respectively.
o	EBITDA increased 6.0% to NIS 93 million for an EBITDA margin of 26.8% (26.4% in Q3 2009).
o	Segment cash flow metrics registered year-over-year declines primarily as a result of increased segment working capital needs.

▪	yes:3
o	Revenues increased 3.9% to NIS 395 million, driven mainly by the expansion of advanced services, including IP-based video-on-demand.
o	Sales of advanced services drove a 2.2% increase in segment ARPU to NIS 229.
o
Operating profit increased 18.3% to NIS 72 million, the net loss declined 11.4% to NIS 78 million, while EBITDA increased 16.7% to NIS 140 million for a record high EBITDA margin of 35.3% (31.4% in Q3 2009).

o	Segment operating cash flow declined 6.6% to NIS 126 million while free cash flow increased 30.7% to NIS 63 million.
o	Total yes subscribers increased 1.4% to approximately 575,000.

3 Following the deconsolidation of yes from the Bezeq Group financial results as of August 21, 2009, and pursuant to accepted IFRS accounting practices, the Consolidated Statements of Income for the full-year 2009 do not consolidate yes’ financial results. yes’ results from January 1 through August 20, 2009, are accounted for as results from discontinued operations.

Bezeq Q3 2010 Earnings Release

Press Release

Management Review

Shlomo Rodav, Chairman of the Board of Bezeq, stated, “Bezeq delivered strong third quarter operating and financial results with total revenues exceeding the NIS 3 billion milestone, driven by the powerful combination of our leading edge communications infrastructures as well as our comprehensive portfolio of advanced technology solutions for consumer and business customers. All Bezeq’s business segments continued to execute on plan with especially strong contributions from our Fixed-Line and Pelephone cellular operating segments.  We continued to roll out our Next Generation Network, or NGN, and expect to reach over 50% of Israeli households by year-end. This offers our subscribers superior broadband Internet access to meet all their personal and business online requirements. Overall, we remain on track to expand our NGN coverage to reach over 80% of households by 2012.

“Our Pelephone business delivered record revenues and continues focusing on upgrading cellular customer relationships through the continued migration to our new HSPA cellular network infrastructure and higher value offerings. We have over 41% of our cellular customers on our HSPA network accessing a wide range of voice, data, content and other mobile service offerings. We are actively taking steps to help mitigate the impact of the regulatory changes and are focused on adapting and evolving with the market while delivering value for our customers and shareholders alike. Our NGN and HSPA platforms are still in the early stages of what we believe is the overall customer migration opportunity. Furthermore, we have decided to deploy a new submarine cable that will connect Israel to Europe, and will significantly enhance the country’s international data communications capacity, as well as our customers’ telecommunications and media performance and experience. These advanced infrastructures are already allowing us to create a universe of services that are not only technologically unmatched in Israel, but also highly affordable for our consumer and business customers,” concluded Mr. Rodav.

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Our third quarter financial performance was highlighted by double-digit year-over-year improvements in group-level operating profit, operating and free cash flow, as well as solid gains in revenues, EBITDA and stable net profit from continuing operations. When combined with the cost savings we are realizing through ongoing group-wide efficiency measures, we are providing a strong operational foundation upon which to meet our full-year financial objectives.

“In line with our policy of distributing 100% of the net profit attributable to shareholders on a semi-annual basis, on October 7, 2010 Bezeq distributed NIS 1.28 billion in cash dividends as part of our ongoing commitment to creating shareholder value,” concluded Mr. Gelman.

Bezeq Q3 2010 Earnings Release

Press Release

Bezeq Group (consolidated) Results

Bezeq Group (consolidated) 1	Q3 2010 2	Q3 2009	Change	9M 2010 2	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	3,033	2,924	3.7%	8,929	8,587	4.0%
Operating profit	979	875	11.9%	2,843	2,492	14.1%
EBITDA	1,329	1,236	7.5%	3,884	3,601	7.9%
EBITDA margin	43.8%	42.3%		43.5%	41.9%
Net profit attributable to Company shareholders	588	2,088	(71.8)%	1,868	3,237	(42.3)%
Diluted EPS (NIS)	0.22	0.79	(72.2)%	0.70	1.23	(43.1)%
Cash flow from operating activities	1,166	1,021	14.2%	2,948	2,870	2.7%
Capex payments, net 3	328	364	(9.9)%	1,052	1,093	(3.7)%
Free cash flow 4	838	657	27.5%	1,896	1,782	6.4%
Net debt/EBITDA (end of period) 5	0.91	0.61		0.91	0.61
Net debt/shareholders' equity (end of period)	0.92	0.44		0.92	0.44

1 As of August 21, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1, 2008.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010. 9M 2010 includes a one-time profit from the consolidation of Walla! recorded in Q2-10.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for Q3 2010 totaled a record NIS 3.03 billion, up 3.7% from NIS 2.92 billion in the year ago period. Revenue growth was driven by higher revenues at Pelephone, Bezeq International and the consolidation of Walla!, and was partially offset by a 1.5% decline in Bezeq Fixed-Line’s revenues.

Bezeq’s Q3 2010 results marked the first full quarter of consolidated results incorporating Walla!, the leading Israeli Internet portal serving a community of more than 5 million monthly users in Israel and abroad. Bezeq began consolidating Walla! on April 25, 2010 and its financial contribution is reflected in the consolidated group-level results.

Operating profit for the Company increased 11.9% to NIS 979 million in Q3 2010, up from NIS 875 million in Q3 2009. The improvement in operating profit delivered a 32.3% operating margin and was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, and to a lesser extent by the positive impact from the ongoing disposal of real estate and copper during the quarter.

Net profit attributable to Bezeq shareholders for Q3 2010 amounted to NIS 588 million, in line with the year ago period when excluding a one-time gain of NIS 1.5 billion related to the deconsolidation of yes in Q3 2009.

The Company’s EBITDA for Q3 2010 totaled NIS 1.33 billion, up 7.5% as compared to NIS 1.24 billion for Q3 2009. The consolidated EBITDA margin reached 43.8%, versus 42.3% for Q3 2009.

Bezeq Q3 2010 Earnings Release

Press Release

Cash flow from operating activities in Q3 2010 rose 14.2% year-over-year to NIS 1.17 billion, as compared to NIS 1.02 billion in Q3 2009. The year-over-year increase in operating cash flow was primarily related to working capital timing differences within the Fixed-Line segment.

Gross capital expenditures in Q3 2010 amounted to NIS 381 million, an increase of 16.9% as compared to Q3 2009. This rise was primarily related to the ongoing rollout of the Fixed-Line segment’s NGN infrastructure. The Q3 2010 consolidated capex-to-sales ratio was 12.6%, as compared with 11.1% for Q3 2009 and 13.1% for the full-year 2009.

Free cash flow increased 27.5% year-over-year to NIS 838 million in Q3 2010, as compared with NIS 657 million in Q3 2009, due to the aforementioned change in operating cash flow and a 9.9% decline in capital expenditures-related payments made during the quarter.

As of September 30, 2010, the Company’s consolidated financial debt was NIS 5.73 billion, compared with NIS 4.17 billion as of September 30, 2009. The year-over-year increase in the financial debt was primarily related to Bezeq raising new debt totaling NIS 2.2 billion during Q2 and Q3 2010, through new loans from Israeli banks with an average duration of 4.7 years, partially offset by the repayment of debentures and loans by Bezeq and Pelephone. As of the end of Q3 2010, the Company’s net debt-to-EBITDA ratio was 0.91, as compared to 0.61 at the end of Q3 2009.

Bezeq Q3 2010 Earnings Release

Press Release

Bezeq Fixed-Line Results

Bezeq Fixed-Line	Q3 2010	Q3 2009	Change	9M 2010	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	1,323	1,343	(1.5)%	3,934	3,987	(1.3)%
Operating profit	556	491	13.2%	1,549	1,362	13.7%
EBITDA	727	675	7.7%	2,061	1,962	5.0%
EBITDA margin	55.0%	50.3%		52.4%	49.2%
Net profit 1	377	319	18.2%	1,086	971	11.8%
Cash flows from operating activities	684	526	30.0%	1,600	1,569	2.0%
Capex payments, net 2	197	185	6.5%	641	556	15.3%
Free cash flow 3	893	481	85.7%	2,030	1,583	28.2%
Number of active subscriber lines (end of period, in thousands)	2,395	2,518	(4.9)%	2,395	2,518	(4.9)%
Average monthly revenue per line (NIS) 4	82	83	(1.2)%	81	82	(0.9)%
Number of outgoing usage minutes (millions)	2,675	3,096	(13.6)%	8,214	9,233	(11.0)%
Number of incoming usage minutes (millions)	1,665	1,731	(3.8)%	4,922	5,044	(2.4)%
Number of broadband Internet subscribers (end of period, in thousands)	1,056	1,026	2.9%	1,056	1,026	2.9%
Average monthly revenue per broadband Internet subscriber (NIS)	79	72	9.7%	76	70	9.6%

1 Excluding share in profits/losses of equity-accounted investees.
2 Capex data reflects payments related to capex and are based on the cash flow statements.
3 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
4 Not including revenues from data communications and transmission services, services to communications providers, and contract and other services.

Bezeq Fixed-Line continued the successful rollout of its fiber-to-the-cabinet (FTTC), all IP-based NGN nationwide infrastructure providing consumer and business customers significantly enhanced broadband Internet access. The ongoing NGN deployment is driving growth in broadband Internet access, data communications and transmission services, which are mitigating the continued decline in traditional fixed-line telephony revenues. The higher value customer relationships generated by our NGN deployment, combined with ongoing efficiency measures, were key factors in Bezeq Fixed-Line reporting strong quarterly operating profit, net profit, and EBITDA.

Bezeq Fixed-Line successfully mitigated the anticipated decline in revenues to only 1.5% versus Q3 2009 as segment sales totaled NIS 1.32 billion for Q3 2010.  The Fixed-Line segment performance benefited from higher levels of revenues from broadband Internet, data communications and transmission services, which almost completely offset the decrease in voice revenues resulting from fewer lines, lower call traffic, and slightly lower interconnect fees. When adjusting for mobile interconnect fees, Q3 2010 revenue declined only 0.3% from the Q3 2009 period.

Bezeq Fixed-Line’s operating profit for Q3 2010 increased 13.2% to NIS 556 million, up from NIS 491 million in Q3 2009. This improvement came mainly as a result of the continued rationalization of the cost structure, as total operating costs declined 10.0% year-over-year to NIS 767 million. Lower total costs in Q3 2010 were a result of 11.5% and 7.1% year-over-year reductions in operating and general expenses and in depreciation and amortization, respectively, and were also positively impacted by an increase in other income from NIS 38 million in Q3 2009 to NIS 59 million in Q3 2010, which derived primarily from the disposal of real estate and copper assets during these periods.

Bezeq Q3 2010 Earnings Release

Press Release

Net profit for Q3 2010 totaled NIS 377 million, up 18.2% year-over-year. The ongoing successful implementation of cost efficiency measures across the Fixed-Line segment resulted in Q3 2010 EBITDA rising 7.7% year-over-year to NIS 727 million, for a 55.0% EBITDA margin, as compared to 50.3% in Q3 2009. Again, this improvement was also partially driven by increased gains from ongoing real estate and copper disposals.

Bezeq Fixed-Line extended its position as the leader in broadband access services in Israel as the number of customers subscribing to Bezeq's broadband Internet service increased 2.9% year-over-year to approximately 1.06 million subscribers as of September 30, 2010. The successful rollout of the NGN infrastructure across the country is driving subscriber upgrades, as the average bandwidth increased 52% year-over-year to 3.8 megabits per second (Mbps), with 29% of Bezeq customers enjoying Internet speeds of 5.0 Mbps and higher as of quarter-end, as compared to only 11% a year ago. Bezeq subscribers benefiting from NGN bandwidths of 10 Mbps and beyond totaled 131,000 subscribers at quarter end.

Broadband Internet average revenue per user (ARPU) for Q3 2010 increased 9.7% year-over-year to NIS 79. Record high levels of broadband Internet APRU are primarily due to bandwidth upgrades, sales of value-added services, as well as continued leadership in home network deployments. Fixed-line telephony average revenue per line for Q3 2010 was NIS 82, down 1.2% from the year ago period.

Bezeq Fixed-Line's Q3 2010 operating cash flow increased 30.0% year-over-year to NIS 684 million, primarily due to working capital timing differences.

Gross capital expenditures for Q3 2010 reached NIS 250 million, up 30.9% over Q3 2009, representing a quarterly capex-to-sales ratio of 18.9%, as compared to 14.2% for Q3 2009 and 15.9% for the full-year 2009. The aforementioned increases reflect higher levels of capital expenditures related to the ongoing deployment of the NGN infrastructure.

Free cash flow generated by the Fixed-Line segment for Q3 2010 totaled NIS 893 million, up 85.7% from NIS 481 million for Q3 2009, primarily as a result of increased dividends from wholly-owned subsidiaries.

Bezeq Q3 2010 Earnings Release

Press Release

Pelephone Results

Pelephone	Q3 2010	Q3 2009	Change	9M 2010	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	1,442	1,372	5.1%	4,264	3,983	7.1%
Operating profit	356	316	12.7%	1,040	939	10.8%
EBITDA	505	471	7.2%	1,486	1,384	7.4%
EBITDA margin	35.0%	34.3%		34.8%	34.7%
Net profit	239	231	3.5%	765	694	10.2%
Cash flows from operating activities	400	395	1.3%	1,128	1,059	6.5%
Capex payments, net 1	99	146	(32.2)%	305	454	(32.8)%
Free cash flow	301	249	20.9%	823	605	36.0%
Number of subscribers (end of period, in millions)	2.825	2.721	3.8%	2.825	2.721	3.8%
Average revenue per user (ARPU, NIS)	137	136	0.7%	135	131	3.0%
Average monthly minutes of use per subscriber (MOU)	347	339	2.4%	344	330	4.0%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

Pelephone, Bezeq’s cellular segment, continued to successfully enhance its customer base by migrating subscribers to its High-Speed GSM (HSPA) network. Increased data, VAS, content and roaming services, as well as increased equipment sales related to advanced smartphone handsets, drove record segment revenue as well as solid year-over-year improvements in operating profit, net profit, EBITDA and free cash flow.

Pelephone’s active subscribers totaled a record 2.83 million as of September 30, 2010, an increase of 3.8% versus the year ago period (104,000 net subscriber additions) and a rise of 0.6% sequentially (18,000 net subscriber additions). The new HSPA network, which is central to Pelephone’s commitment to access higher value segments of the mobile communications market, had approximately 1.16 million subscribers as of September 30, 2010, accounting for about 41% of Pelephone’s total subscriber base, representing significant upside for additional customer migrations. 3G subscribers totaled a record 1.78 million as of September 30, 2010, an increase of 26.2% year-over-year and 4.5% sequentially.

Revenues increased 5.1% in Q3 2010 to a record NIS 1.44 billion versus Q3 2009, driven primarily by increased usage of data, VAS, content, and roaming, all of which contributed to ARPU growth. Service revenues for Q3 2010 reached NIS 1.16 billion and grew 5.3% year-over-year, while revenues from handset sales increased 4.4% year-over-year.

Revenues from data, VAS and content services constituted a record 24.5% of Pelephone’s revenues from cellular services for Q3 2010, compared to 20.0% for Q3 2009 and 23.0% for Q2 2010. Pelephone’s ARPU for Q3 2010 increased 0.7% year-over-year to NIS 137 versus NIS 136 for Q3 2009. This mild increase in ARPU was mainly a result of a lower amount of business days in Q3 2010 as compared to Q3 2009, due to the timing of the Jewish New Year holidays. Average minutes of use (MOU) for Q3 2010 increased 2.4% year-over-year to 347 minutes.

Net profit for Pelephone increased to NIS 239 million in Q3 2010, up 3.5% year-over-year. Net profit benefited mainly from higher revenues and increased levels of data, VAS, content, and roaming services.

Bezeq Q3 2010 Earnings Release

Press Release

In Q3 2010 Pelephone generated EBITDA of NIS 505 million (35.0% EBITDA margin), an increase of 7.2% compared to Q3 2009 (34.3% EBITDA margin). Pelephone’s Q3 2010 results were negatively affected by the impact of a Court ruling on a claim by the State of Israel regarding royalties for the period from January 1994 through February 1996. According to this ruling, in late October Pelephone paid approximately NIS 150 million, whereas before the ruling Pelephone’s financial statements included a provision for this claim totaling NIS 76 million. The difference between these amounts was reflected in Pelephone’s Q3 2010 profit and loss statement, as follows: NIS 26 million were recorded as other operating expenses, and NIS 49 million were recorded as financing expenses.

Pelephone’s cash flow from operations for Q3 2010 totaled NIS 400 million, an increase of 1.3% compared to Q3 2009. Free cash flow for Q3 2010 increased 20.9% year-over-year to NIS 301 million, as the increase in operating cash flow was combined with lower capital expenditures-related payments as compared to Q3 2009, following the successful deployment of the HSPA cellular infrastructure early in 2009. Pelephone's capex-to-sales ratio for Q3 2010 was 6.9%, as compared to 7.8% for Q3 2009 and 9.4% for the full-year 2009.

Bezeq International Results

Bezeq International	Q3 20101	Q3 2009	Change	9M 20101	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	347	332	4.5%	1,030	984	4.7%
Operating profit	70	66	4.8%	254	194	31.1%
EBITDA	93	88	6.0%	322	256	25.8%
EBITDA margin	26.8%	26.4%		31.2%	26.0%
Net profit	53	51	5.4%	208	151	38.0%
Cash flows from operating activities	75	81	(8.4)%	200	248	(19.3)%
Capex payments, net 2	30	33	(10.6)%	99	81	22.9%
Free cash flow 3	45	48	(6.8)%	101	172	(41.5)%

1 9M 2010 results exclude Walla!'s financials, but include a one-time profit from the consolidation of Walla! recorded in Q2-10, and another small profit in Q3-10 from the sale of Walla! to Bezeq.
2 Capex data reflects payments related to capex and are based on the cash flow statements.
3 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.

Bezeq International, Israel's leading provider of broadband ISP services with a 36% market share, achieved record revenues during the quarter, mainly benefiting from the ongoing successful penetration into the enterprise market through the offering of Information & Communications Technologies (ICT) solutions, combined with the continued leadership and investment in the broadband ISP segment.

Towards the end of Q3 2010, Bezeq International sold all of its shares in Walla!, one of Israel's leading Internet portals serving a community of more than 5 million monthly users, to Bezeq for NIS 196 million, and as a result recorded a one-time gain of NIS 4.4 million which positively impacted profitability during Q3 2010.

Bezeq International’s Q3 2010 revenues grew 4.5% year-over-year to a record NIS 347 million, as a result of higher sales of Internet services, including an increase in the number of broadband subscribers, alongside rapid growth in the field of ICT solutions, as well as a one-off increase in hubbing revenues, all of which offset a decline in international long distance revenues.

Bezeq Q3 2010 Earnings Release

Press Release

Bezeq International’s Q3 2010 operating profit increased 4.8% year-over-year to NIS 70 million while net profit increased 5.4% to NIS 53 million versus the year ago period.

Bezeq International’s Q3 2010 EBITDA totaled NIS 93 million (26.8% EBITDA margin), as compared to NIS 88 million for Q3 2009 (26.4% EBITDA margin).

Operating cash flow for Q3 2010 decreased to NIS 75 million, down 8.4% versus Q3 2009, mainly due to increased working capital requirements during the quarter. Free cash flow declined to NIS 45 million for Q3 2010, down 6.8% year-over-year, driven by the decline in operating cash flow.

Yesterday, Bezeq’s Board of Directors approved the deployment of a new submarine cable that will connect Israel to Europe, and will significantly enhance the country’s international data communications capacity, as well as Bezeq International’s customers’ telecommunications and media performance and experience.

yes Results

yes	Q3 2010	Q3 2009	Change	9M 20101	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	395	380	3.9%	1,183	1,140	3.7%
Operating profit	72	61	18.3%	138	186	(25.8)%
EBITDA	140	120	16.7%	337	357	(5.4)%
EBITDA margin	35.3%	31.4%		28.5%	31.3%
Net loss	(78)	(88)	(11.4)%	(229)	(185)	24.2%
Cash flows from operating activities	126	135	(6.6)%	357	319	11.8%
Capex payments, net 2	63	87	(27.3)%	187	208	(10.2)%
Free cash flow	63	48	30.7%	170	111	53.2%
Number of subscribers (end of period, in thousands)	575	567	1.4%	575	567	1.4%
Average revenue per user (ARPU, NIS)	229	224	2.2%	230	225	1.9%

1 9M 2010 results include a provision related to retroactive royalties claimed by ACUM made in Q2-10.
2 Including subscriber acquisition costs. Capex data reflects payments related to capex and are based on the cash flow statements.

As previously announced, the yes multi-channel pay-TV business ceased to be consolidated into the Bezeq Group’s financial statements as of August 21, 2009. As a result, and pursuant to accepted IFRS accounting practices, the Bezeq Group accounts for its investment in yes using the equity method at the fair value of its investment in yes from that date.

yes' Q3 2010 revenue increased 3.9% year-over-year to NIS 395 million. The rise in revenue was primarily due to higher sales of advanced paid services such as yes Max, yes MaxHD, and VOD service yes MaxTOTAL, as well as an increase in the number of total subscribers. Q3 2010 segment ARPU experienced a 2.2% year-over-year rise to NIS 229.

Total yes’ subscribers increased 1.4% year-over-year to 575,000 subscribers as of September 30, 2010, up 8,000 subscribers from the year ago period and up 2,000 subscribers sequentially.

Bezeq Q3 2010 Earnings Release

Press Release

yes' Q3 2010 operating profit increased to NIS 72 million, up 18.3% versus NIS 61 million for Q3 2009, while the net loss declined 11.4% year-over-year to NIS 78 million. EBITDA increased 16.7% year-over-year to NIS 140 million for Q3 2010 for an EBITDA margin of 35.3%. The improvement in segment profitability year-over-year was driven by the positive effect of the cancellation of a provision residue relating to a terminated cable usage agreement with competitor HOT, as well as by increased subscriber levels, improved ARPU and the positive impact of ongoing efficiency measures.

yes' operating cash flow in Q3 2010 declined 6.6% year-over-year to NIS 126 million, while free cash flow increased 30.7% to NIS 63 million from NIS 48 million in Q3 2009. The improvement in segment free cash flow was primarily attributable to lower capital expenditure-related payments in Q3 2010.

2010 Outlook

The Bezeq Group reiterates its full-year guidance, projecting 2010 revenues, net profit from continuing operations and EBITDA to be in line or slightly higher than 2009 levels. This forecast is underpinned by the strength of the Bezeq Group’s comprehensive consumer and business communications offerings and a strict focus on improving operating efficiencies.

The Bezeq Group continues to expect gross capital expenditures in 2010 to be close to the 2009 level and will mainly reflect continuing investment in Bezeq’s Next Generation Network (NGN), expanding its coverage to reach approximately 50% of Israeli households by the end of 2010, and slightly lower capital expenditures at Pelephone, which successfully completed and launched its High-Speed GSM (HSPA) network in early 2009.

The aforementioned guidance for the full-year 2010 is based on the anticipated Bezeq Group consolidated financial performance, which following the deconsolidation of yes financials as of August 21, 2009, excludes the financial contribution of yes from both the 2009 and 2010 full-year periods.

Bezeq Q3 2010 Earnings Release

Press Release

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Tuesday, November 2, 2010, at 4:00 PM Israel Time / 10:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Monday, November 8, 2010. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet and other data communications and transmission services; satellite and fixed-line-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: dover@bezeq.co.il

Bezeq Q3 2010 Earnings Release

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Continuing operations
Revenue	8,929	8,587	3,033	2,924	11,519

Costs and expenses
Depreciation and amortization	1,041	1,109	350	361	1,485
Salaries	1,486	1,464	492	475	1,990

Operating and general expenses	3,713	3,576	1,271	1,251	4,871

Other operating expenses(income), net	(154)	(54)	(59)	(38)	201

	6,086	6,095	2,054	2,049	8,547

Operating profit	2,843	2,492	979	875	2,972

Finance income (expenses)
Finance expenses	287	331	150	168	398
Finance income	(200)	(344)	(76)	(152)	(429)

Net finance expenses (income)	87	(13)	74	16	(31)

Profit after finance expenses (income) net	2,756	2,505	905	859	3,003

Share in losses of equity- accounted investees	(180)	(8)	(71)	(12)	(34)

Profit before income tax	2,576	2,497	834	847	2,969

Income tax	708	702	246	259	807

Profit for the period from continuing operations	1,868	1,795	588	588	2,162

Discontinued operations

Profit for the period from discontinued operations	-	1,379	-	1,475	1,379

Profit for the period	1,868	3,174	588	2,063	3,541

Bezeq Q3 2010 Earnings Release

Press Release

Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Nine months ended			Three months ended			Year ended
	September 30			September 30			December 31
	2010		2009	2010		2009	2009
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS millions		NIS millions	NIS millions		NIS millions	NIS millions

Attributable to:
Company shareholders
Profit for the period from continuing operations	1,868		1,791	588		586	2,157
Profit for the period from discontinued operations	-		1,446	-		1,502	1,446
	1,868		3,237	588		2,088	3,603

Non-controlling interests
Profit for the period from continuing operations	-	*	4	-	*	2	5
Loss for the period from discontinued operations	-		(67)	-		(27)	(67)

	-		(63)	-		(25)	(62)

Profit for the period	1,868		3,174	588		2,063	3,541

Earnings per share
Basic earnings per share (NIS)
Profit from continuing operations	0.70		0.68	0.22		0.22	0.82
Profit from discontinued operations	-		0.55	-		0.57	0.55

	0.70		1.23	0.22		0.79	1.37

Diluted earnings per share (NIS)
Profit from continuing operations	0.69		0.67	0.22		0.22	0.80
Profit from discontinued operations	-		0.54	-		0.57	0.54

	0.69		1.21	0.22		0.79	1.34

*         Amount lower than NIS 500,000

Bezeq Q3 2010 Earnings Release

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	September 30, 2010	September 30, 2010		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	1,346	1,278		580
Investments, including derivatives	66	181		154
Trade receivables	2,737	2,473		2,491
Other receivables	191	187		171
Inventory	178	196		263
Assets held for sale	30	34		40

Total current assets	4,548	4,349		3,699

Investments, including derivatives	134	161		130
Trade and other receivables	1,073	809		887
Property, plant and equipment	5,533	5,459	*	5,428	*
Intangible assets	2,221	1,874		1,885
Deferred and other expenses	300	283	*	301	*
Investments in equity-accounted investees (mainly loans)	1,111	1,215		1,219
Deferred tax assets	332	385		392

Total non-current assets	10,704	10,186		10,242

Total assets	15,252	14,535	13,941

*         Retrospective application by restatement

Bezeq Q3 2010 Earnings Release

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (continued)

	September 30, 2010	September 30, 2010	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	954	879	862
Trade payables	1,086	989	1,091
Other payables, including derivatives	848	714	697
Current tax liabilities	377	251	118
Deferred income	32	42	36
Provisions	295	365	380
Employee benefits	351	273	505
Dividend payable	1,280	1,149	-

Total current liabilities	5,223	4,662	3,689

Debentures	1,958	2,715	2,716
Bank loans	2,815	572	558
Employee benefits	298	271	294
Deferred income and others	44	5	5
Provisions	68	70	71
Deferred tax liabilities	88	52	70

Total non-current liabilities	5,271	3,685	3,714

Total liabilities	10,494	8,347	7,403

Equity

Total equity attributable to Company shareholders	4,714	6,163	6,544
Non-controlling interests	44	25	(6)

Total equity	4,758	6,188	6,538

Total equity and liabilities	15,252	14,535	13,941

Bezeq Q3 2010 Earnings Release

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	1,868	3,174	588	2,063	3,541
Adjustments:
Depreciation	823	1,037 *	277	332 *	1,343 *
Amortization of intangible assets	198	202	65	60	266
Amortization of deferred and other expenses	20	16 *	8	6 *	22 *
Profit from deconsolidation of a subsidiary	-	(1,538)	-	(1,538)	(1,538)
Profit from increase in control in an investee	(57)	-	-	-	-
Share in losses of
equity-accounted investees	180	8	71	12	34
Finance expenses, net	77	367	43	195	362
Capital gain, net	(115)	(54)	(86)	(30)	(64)
Share-based payments	16	35	5	7	49
Income tax expenses	708	702	246	259	807
Proceeds (payment) for derivatives, net	(1)	14	-	(2)	11

Change in inventory	89	(47)	(4)	(8)	(114)
Change in trade and other receivables	(288)	(474)	(44)	(215)	(546)
Change in trade and other payables	86	228	242	54	247
Change in provisions	(91)	22	(79)	11	36
Change in broadcasting rights	-	(49)	-	15	(49)
Change in employee benefits	(153)	(126)	(100)	(71)	115
Change in deferred and other income	(1)	(41)	6	7	(41)

Income tax paid, net	(411)	(346)	(72)	(60)	(565)

Net cash from operating activities	2,948	3,130	1,166	1,097	3,916

*         Retrospective application by restatement

Bezeq Q3 2010 Earnings Release

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (continued)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flow used in investment activities
Investment in intangible assets and deferred expenses	(234)	(247)	(76)	(91)	(349)
Proceeds from sale of property, plant and equipment and deferred expenses	89	102	48	40	90
Change in current investments, net	90	(134)	(20)	(40)	(134)
Purchase of property, plant and equipment	(907)	(1,125)	(300)	(369)	(1,363)
Proceeds from disposal of investments and long-term loans	12	43	8	2	93
Investments and long-term loans	(4)	(4)	(1)	(1)	(4)
Business combinations less cash acquired	(145)	-	(115)	-	-
Dividend received	-	5	-	-	6
Interest received	9	26	2	13	29
Net cash used for investment activities	(1,090)	(1,334)	(454)	(446)	(1,632)
Cash flow for finance activities
Bank loans received	2,670	400	770	-	400
Repayment of debentures	(687)	(672)	(65)	(63)	(682)
Repayment of loans	(433)	(86)	(9)	(24)	(109)
Short-term borrowing, net	(6)	48	(231)	7	48
Dividend paid	(2,453)	(792)	-	-	(1,941)
Interest paid	(192)	(338)	(17)	(80)	(354)
Proceeds for derivatives, net	-	11	-	-	43
Transfer of funds by non-controlling interests less dividend distributed, net	2	8	2	2	(24)
Increase in holding in a subsidiary	(14)	-	(14)	-	-
Proceeds from exercise of employee options	21	117	3	20	129
Net cash from (used for) finance activities	(1,092)	(1,304)	439	(138)	(2,490)

Increase (decrease) in cash and cash equivalents	766	492	1,151	513	(206)
Cash and cash equivalents at beginning of period	580	786	195	765	786

Cash and cash equivalents at end of period	1,346	1,278	1,346	1,278	580

Bezeq Q3 2010 Earnings Release